Exhibit 99.1
KINGSWAY FINANCIAL SERVICES INC.
Kingsway 2007 General Partnership announces expiration and final results of its partial tender offer for its Unsecured 6% Debentures due July 11, 2012
News release
Attention Business Editors:
Toronto, August 17, 2009 — Kingsway 2007 General Partnership (the “Offeror”), an indirect wholly-owned subsidiary of Kingsway Financial Services Inc., announced the expiration of its previously announced modified “Dutch Auction” tender offer (the “Offer”) for up to C$31 million aggregate principal amount of its outstanding unsecured 6% debentures due July 11, 2012 (the “Debentures”) and released information regarding the final results of the Offer.
The Offer expired Friday, August 14, 2009 at 5:00 p.m., (Toronto time) with valid tenders (that were not withdrawn) of C$9,174,000 in aggregate principal amount of Debentures. The Offeror has accepted for purchase all such tendered Debentures at the highest price specified of C$620 per C$1,000 principal amount.
Holders of Debentures that were accepted for purchase will receive $620 per $1,000 principal amount and will be paid accrued and unpaid interest on such Debentures calculated from the last interest payment date (July 10, 2009) up to, but excluding, the date of payment (the “Settlement Date”). The Settlement Date for the Offer is expected to be August 20, 2009. All Debentures purchased in the Offer will be retired.
Ogilvy Renault LLP is legal counsel to KFS and the Offeror. Kingsdale Shareholder Services Inc. is the Depositary and Information Agent for the Offer.
Questions regarding the Offer or requests for copies of the Offer Documentation should be directed to Kingsdale Shareholder Services Inc. at The Exchange Tower, 130 King Street West, Suite 2950, P.O. Box 361, Toronto, Ontario M5X 1E2, North American Toll-Free Phone Number 1-866-581-1570, Toll Free Fax 1-866-545-5580 or at contactus@kingsdaleshareholder.com.
This announcement is for informational purposes only and does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, Debentures or any other security. The Offer was made exclusively by means of, and subject to the terms and conditions set out in, the Offer Documentation.
The Offer was not made to holders of Debentures in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities or other laws of such jurisdiction.
Contact: Carol Dixon
Kingsdale Shareholder Services Inc.
Telephone: 1-866-581-1570 Toll Free Facsimile: 1-866-545-5580
Email: contactus@kingsdaleshareholder.com